中遠投資（新加坡）有限公司
COSCO INVESTMENT (SINGAPORE) LIMITED
~~143 CECIL STREET #11-01 GB BUILDING SINGAPORE 0106~~
~~TEL: 3236623 TELEX: RS 23999 COSIN FAX: 2251392 CABLE: COSCOSHIP~~

From Secretary's Office: 47 Hill Street #06-02
Chinese Chamber of Commerce & Industry Building
Singapore 179365
Tel No.: 63363355 Fax No.: 63372197

82-4033

Our Ref: C200/SEC/SL/ac **Exemption No. 33-91910**

20 March 2002

02028730

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

SUPPL

02 APR -9 AM 9:11

Dear Sirs

COSCO INVESTMENT (SINGAPORE) LIMITED
(EXEMPTION NO. 33-91910)

On behalf of Cosco Investment (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below listed announcements pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):-

Date	Description of Announcement
28 February 2002	Clause 902(3)(c) of the Listing Manual
2 March 2002	Notice of Change of Registered Address
11 March 2002	Full Year Financial Statement and Dividend
12 March 2002	Clarification of Books Closure Dates
18 March 2002	Appointment and Resignation of Directors
18 March 2002	Appointment of Alternate Director

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Yours faithfully
COSCO INVESTMENT (SINGAPORE) LIMITED

Lawrence Kwan
Secretary

dlw 4/30

Encls

c.c. Mr Ji Hai Sheng (Fax: 63369006, letter only)

CIS 194/003 (1)

CLAUSE 902(3)(C) OF THE LISTING MANUAL

Pursuant to Clause 902(3)(c), we give below a list of the managerial positions occupied by a relative of a director and/or substantial shareholder of Cosco Investment (Singapore) Limited ("the Company") and its principal subsidiaries as at 31 December 2001:-

Name	Age	Family relationship with any director and/or substantial shareholder	Current position and duties, and the year the position was first held	Details of changes in duties and position held, if any, during the year
Ji Ju Sheng	60	Husband of Xin Guang Wan	Alternate Director to Lin Li Bing (2001) in Cosco Investment (Singapore) Limited General Manager of Freightworld Pte Ltd (1997)	N/A
Xin Guang Wan	55	Wife of Ji Ju Sheng	Alternate Director to Zhou Lian Cheng (2001) in Cosco Investment (Singapore) Limited Director of subsidiary, Cosco (Singapore) Pte Ltd (2000) Assistant President, Cosco Holdings (Singapore) Pte Ltd (1999) - in charge of legal affairs.	N/A
Tok Siang Choo	72	Mother of Chia Wee Wah and Chia Hwee Kiang	Director of subsidiary, Cosco Trading (Singapore) Pte Ltd (1994) non executive director	N/A

Chia Wee Wah	44	Son of Tok Siang Choo and Brother of Chia Hwee Kiang	Alternate Director to Tok Siang Choo (1996) in subsidiary, Cosco Trading (Singapore) Pte Ltd Deputy Managing Director of subsidiary, Cosco Trading (Singapore) Pte Ltd (1997) Director of subsidiary of Cosco Trading (Singapore) Pte Ltd, Cosco-Bundaberg Sugar (Singapore) Pte Ltd (1996)	N/A
Chia Hwee Kiang	41	Son of Tok Siang Choo and Brother of Chia Wee Wah	Director of subsidiary, Cosco Trading (Singapore) Pte Ltd (1996) non executive director	N/A
Sia Yong	74	Father of Sia Eng Beng	Director (1989) and Vice Chairman (1997) of subsidiary, Costar Shipping Pte Ltd	N/A
Sia Eng Beng	43	Son of Sia Yong	Director of subsidiary, Costar Shipping Pte Ltd (1989) Director of subsidiary, CNF Shipping Agencies Pte Ltd (2000)	N/A
Zhou Zheng	44	Cousin of Zhou Changcheng	General Manager of subsidiary, Costo (Singapore) Private Limited (2000)	N/A
Zhou Changcheng	46	Cousin of Zhou Zheng	Managing Director of subsidiary, Costo (Singapore) Private Limited (2000)	N/A

The following directors of the Company have confirmed that as at 31 December 2001, they do not have any relatives who are holding managerial positions in the Company and its principal subsidiaries:-

Directors of the Company

Wei Jia Fu

Lu Zhi Ming
Ji Hai Sheng
Gu Qichang
Tom Yee Lat Shing
Dr Wang Kai Yuen
Sun Yue Ying
Yao Hong
Liang Yan Feng
Lin Li Bing
Zhou Lian Cheng
Li Jianhong (Alternate director to Wei Jia Fu)
Ye Binlin (Alternate director to Lu Zhi Ming)

Directors of the Subsidiaries

Liu Hong Hai
Lau Yew Choong
Poh Hee Boon
Shi Jian
Li Jianxiong
Liu Detian
Wang Jun
Lee Fook Choy
Tew Pee Seng
Au Yin Leng
Yang Xiaofeng
Li Mei

Submitted by Mr Ji Hai Sheng, President on 28/02/2002 to the SGX



MASNET No. 3 OF 02.03.2002
Announcement No. 3

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice of Change of Registered Address

The Board of Directors of Cosco Investment (Singapore) Limited ("the Company") wishes to advise that with effect from 2 March 2002, the Company has changed its registered office to:-

9 Temasek Boulevard
#07-00 Suntec City Tower II
Singapore 038989

Submitted by Mr Ji Hai Sheng, President on 02/03/2002 to the SGX

This format of the financial statements is not exhaustive. Listed companies should include separate disclosure of any items which is material because of its size and/or incidence so as to give a proper understanding of the group's performance.

Adequate disclosure should be given to explain any material extraordinary item either as a footnote of the material extraordinary item or in the "Review of the performance of the company and its principal subsidiaries".

COSCO INVESTMENT (SINGAPORE) LIMITED

Proforma Full Year Financial Statement And Dividend Announcement

Full-year financial statement on consolidated results for the year ended 31 December 2001
These figures have not been audited.

		Group			Company		
		S$'000		%	S$'000		%
		Latest year	Previous year	Change	Latest year	Previous year	Change
1.(a)	Turnover	152,145	161,931	(6)	10,586	3,563	197
1.(b)	Investment income	0	0	0	0	0	0
1.(c)	Other income including interest income [1]	10,806	2,869	277	1,214	2,201	(45)
2.(a)	Operating profit before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	43,787	44,189	(1)	8,595	3,935	118
2.(b)(i)	Interest on borrowings [2]	(14,681)	(15,837)	(7)	(2,837)	(2,805)	1
2.(b)(ii)	Depreciation and amortisation	(20,143)	(17,532)	15	(37)	(31)	19
2.(b)(iii)	Foreign exchange gain/(loss)	7,676	3,159	143	8,293	3,945	110
2.(c)	Exceptional items	0	0	0	0	0	0
2.(d)	Operating profit before income tax, minority interests and extraordinary items but after interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	16,639	13,979	19	14,014	5,044	178

		Group			Company		
		S$'000		%	S$'000		%
		Latest year	Previous year	Change	Latest year	Previous year	Change
2.(e)	Income derived from associated companies	54	(35)	(254)	0	0	0
2.(f)	Less income tax [3]	(2,770)	(3,556)	(22)	(1,124)	(2,142)	(48)
2.(g)(i)	Operating profit after tax before deducting minority interests	13,923	10,388	34	12,890	2,902	344
2.(g)(ii)	Less minority interests	(684)	(1,035)	(34)	0	0	0
2.(h)	Operating profit after tax attributable to members of the company	13,239	9,353	42	12,890	2,902	344
2.(i)(i)	Extraordinary items	0	0	0	0	0	0
2.(i)(ii)	Less minority interests	0	0	0	0	0	0
2.(i)(iii)	Extraordinary items attributable to members of the company	0	0	0	0	0	0
2.(i)(iv)	Transfer to/from Exchange Reserve	0	0	0	0	0	0
2.(i)(v)	Transfer to Capital Reserve	0	0	0	0	0	0
2.(i)(vi)	Transfer to Reserve Fund	0	0	0	0	0	0
2.(j)	Operating profit after tax and extraordinary items attributable to members of the company	13,239	9,353	42	12,890	2,902	344

		Group Figures	
		Latest year	Previous year
3.(a)	Operating profit [2(g)(i) above] as a percentage of turnover [1(a) above]	9.15%	6.42%
3.(b)	Operating profit [2(h) above] as a percentage of issued capital and reserves at end of year	7.47%	5.89%
3.(c)	Earnings per ordinary share for the year based on 2(h) above after deducting any provision for preference dividends:-		
	(i) Based on existing issued share capital [4]	2.38 cents	1.69 cents
	(ii) On a fully diluted basis	2.03 cents	1.49 cents
3.(d)	Earnings per share based on 2(j) above:-		
	(i) Based on existing issued share capital [4]	2.38 cents	1.69 cents
	(ii) On a fully diluted basis	2.03 cents	1.49 cents
3.(e)	Net tangible asset backing per ordinary share [5]	31.11 cents	28.54 cents

		Group			Company		
		S$'000		%	S$'000		%
		Latest year	Previous year	Change	Latest year	Previous year	Change
4.(a)	Sales reported for first half year	77,970	87,051	(10)	10,305	3,282	214
4.(b)	Operating profit [2(g)(i) above] reported for first half year	9,809	6,023	63	14,698	5,077	190
4.(c)	Sales reported for second half year	74,175	74,880	(1)	281	281	0
4.(d)	Operating profit [2(g)(i) above] reported for second half year	4,113	4,365	(6)	(1,808)	(2,175)	(17)

NOTES:

[1] Included in Other income for this financial year is an amount of $8,589,637 recoverable from the immediate holding company for the loss incurred by a subsidiary, Cosland (SR) Development Pte Ltd ("Cosland") due to a Put Option Agreement entered into by a subsidiary of the Company ("the Grantee") with the Company's immediate holding company ("the Grantor) on 18 December 1998.

In connection with Clause 6 of the Agreement, the Grantor has undertaken to compensate or indemnify the Grantee for any loss represented by the diminution in value of the latter's shareholdings in Cosland or losses, costs, claims or liabilities arising from or attributed to any realised or foreseeable losses in relation to the property development project undertaken by Cosland at any time during the Option period commencing 1 January 1999 and ending on 31 December 2003.

Cosland has obtained its Temporary Occupation Permit ("TOP") on 15 August 2001. As such, it has recognised the revenue of $14.8 million and costs for the 13 units sold in the development project in the financial year ended 31 December 2001.

[2] To conform with Singapore Statement of Accounting Standard 32 (Financial instruments: Disclosure and Presentation) which is effective for financial period beginning 1 October 2000, the Fixed redeemable convertible cumulative preferential dividend [of 5.7 cents (2000: 5.7 cents) per share net of tax at 24.5% (2000: 24.5%) amounting to $1,439,656 (2000: $1,424,169)] has been included in interest on borrowings (finance costs).

[3] The effective tax charge is lower than that derived by applying the statutory tax rate of 24.5% mainly because the Group's income includes tax-exempt profit from its shipping subsidiaries and unrealised foreign exchange capital gain.

[4] The earnings per ordinary share for the year ended 31 December 2001 is calculated by dividing the consolidated profit after taxation, minority interests and preference dividend amounting to $1,439,656 (2000: $1,424,169) by the weighted average number of ordinary shares in issue of 556,964,750 (2000: 554,322,208).

[5] The net tangible asset backing per ordinary share for the Group is calculated based on the number of ordinary shares in issue of 557,427,250 (2000: 556,802,250) and taking into account the amounts payable in the event of redemption of preference shares.

[6] Certain Comparative figures have been reclassified to conform with the current financial year's presentation.

5.(a) Amount of any adjustment for under or overprovision of tax in respect of prior years

	Group		Company	
	S$'000		S$'000	
	Latest year	Previous year	Latest year	Previous year
Underprovision of income tax	572	529	559	900
Under/(over) provision of deferred tax	(12)	405	0	392
Total	560	934	559	1,292

5.(b) Amount of any pre-acquisition profits

NIL

5.(c) Amount of profits on any sale of investments and/or properties

Item 5c Table

Sale of investments/properties	$Profit/(Loss)
NIL	

5.(d) Any other comments relating to Paragraph 5

NIL

6. Segmental Results

(a) By Activity

	Turnover			Operating Profit / (loss) before tax		
	S$'000		%	S$'000		%
	Latest year	Previous year	Change	Latest year	Previous year	Change
Shipping	93,219	85,983	8	13,207	13,527	(2)
Ship repairing and marine related activities	6,879	3,664	88	498	336	48
Rental of property and property trading	22,805	7,595	200	(76)	(2,023)	(96)
General Trading	29,242	64,689	(55)	(816)	101	(908)
Others	0	0	0	3,879	2003	94
	152,145	161,931	(6)	16,692	13,944	20

The Company and its subsidiaries operate principally in Singapore and Malaysia except for the Group's shipping companies which cover the world's shipping routes. As such, it would not be meaningful to allocate turnover and operating profit before taxation to specific geographical segments for the Group's shipping activities.

7.(a) Review of the performance of the company and its principal subsidiaries

The Group's turnover of $152 million is 6% lower than last year's $161.9 million. Cosco Trading registered only $20.9 million as compared with $61.5 million in previous ye.The lower turnover is mainly due to difficult market condition and decision to stop those businesses that yield low margin.This is partly offset by additional revenue generated from two new ships that were taken delivery in April and June 2001 respectively, and recognition of sales of $14.8 million by Cosland.

The Group's properties in China continue to enjoy contribution to profit under their long term lease. The residential and commercial properties in Singapore again remained unprofitable due to depressed rental income.

The strengthening of the United States Dollar to 1.8455 from 1.7345 a year ago had led to a foreign exchange gain of $7.7 million for the year compared to $3.2 million in the previous year.

7.(b) A statement by the Directors of the Company on whether "any item or event of a material or unusual nature which would have affected materially the results of operations of the Group and Company has occurred between the date to which the report refers and the date on which the report is issued". If none, to include a negative statement.

In the opinion of the directors, no item or event of a material or unusual nature which would have affected materially the results of operations of the Group and Company between the date to which the report refers and the date on which the report is issued.

8. Commentary on current year prospects

With the change in Management, the new team will play a key role in strengthening the Group position in shipping and shipping related businesses. Apart from taking delivery of new vessels and the acquisition of a 50% interest in Nantong ship yard, the company will actively look for such shipping and shipping related activities in the Greater China as it gained acceptance in the World Trade Organization. The Group had disposed of Cosco Trading (Singapore) Pte Ltd and Costo (Singapore) Pte Ltd in January 2002 as the businesses of these companies were considered high risk that yield very low margin. The Group is still exploring opportunities to dispose the non-core businesses.

The operating profit before exchange gain and tax is expected to be better than the financial year ended 31 December 2001.

Barring unforeseen circumstances and subject to fluctuation in the United States Dollar exchange rate, the exchange gain of $7.7 million is unlikely to be repeated and consequently, the Group's results are expected to be lower in the current year.

9. Dividend

(a) Any dividend declared for the present financial period? Yes

(a) Present Period

Name of Dividend	Ordinary Share First and Final Dividend	Preference Share Dividend
Dividend Type	Cash	Cash
Dividend Rate	0.6 cents per ordinary share less tax	5.7 cents per preference share less tax
Par value of shares	S$0.20	S$0.01
Tax Rate	24.5%	24.5%

(b) Any dividend declared for the previous corresponding period? Yes

(b) Previous Corresponding Period

Name of Dividend	Ordinary Share First and Final Dividend	Preference Share Dividend
Dividend Type	Cash	Cash
Dividend Rate	0.5 cents per ordinary share less tax	5.7 cents per preference share less tax
Par value of shares	S$0.20	S$0.01
Tax Rate	24.5%	24.5%

(c) Total Annual Dividend

	Latest Year (S$'000)	Previous Year (S$'000)
Ordinary	2,825	2,102
Preference	1,440	1,424
Total:	4,265	3,526

(d) Date payable

If approved at the forthcoming Annual General Meeting, the first and final dividend of 0.6 cents per ordinary share of par value $0.20 less 24.5% Singapore income tax will be paid on 29 May 2002.

The dividend of 5.7 cents per Redeemable Convertible Cumulative Preference share par value $0.01 less 24.5% Singapore income tax will be paid on 15 November 2002 in accordance with the terms of the preference shares.

(e) Books closing date

The Transfer books and the Registers of Members of the Company will be closed from 17 May 2002 to 19 May 2002, both dates inclusive, for the preparation of dividend warrants.

Registrable Transfers received by the Company up to 5.00 pm on 16 May 2002 will be registered before entitlements to the dividend are determined.

(f) Any other comments relating to Paragraph 9

The dividend recommended is subject to the approval of the members at the Annual General Meeting to be convened on 8 May 2002.

10. Balance sheet

	Group S$'000		Company S$'000	
	31/12/2001	31/12/2000	31/12/2001	31/12/2000
Current assets	128,377	107,766	8,925	8,354
Non-current assets				
Non-trade debtor	938	1,091	0	0
Loan to a related company	23,419	22,011	23,419	22,011
Other investments	8,165	2,531	200	337
Associated companies	928	886	1,000	1,000
Subsidiaries	0	0	208,078	178,382
Deferred Expenditure	3,867	0	1,314	0
Investment Properties	97,345	95,937	0	0
Fixed Assets	327,158	246,480	301	151
Total assets	590,197	476,702	243,237	210,235
Current liabilities	128,742	112,141	2,442	12,889
Non-current liabilities				
Bank borrowings	162,420	144,285	32,130	5,204
Redeemable Convertible Cumulative Preference Shares	49,813	49,813	49,813	49,813

Loan from immediate holding company	6,413	2,955	4,567	1,221
Loan from minority shareholder of a subsidiary	0	3,730	0	0
Other creditor	128	139	128	139
Hire purchase creditors	97	119	0	0
Deferred taxation	854	686	811	639
Total liabilities	409,513	313,868	89,891	69,905
Net assets	180,684	162,834	153,346	140,330
Share capital and reserves				
Ordinary share capital	111,485	111,360	111,485	111,360
Non-distributable reserves	18,376	15,813	11,706	11,705
Retained profits	47,394	31,750	30,155	17,265
Interests of the shareholders of the company	177,255	158,923	153,346	140,330
Minority interests	3,429	3,911	0	0
	180,684	162,834	153,346	140,330

11. Details of any changes in the company's issued share capital

(i) During the financial year, the issued and paid-up capital of the Company was increased from $111,360,450 to $111,485,450 arising from the allotment and issue of 625,000 ordinary shares of $0.20 each as a result of the exercise by option holders under the Cosco Group Employees' Share Option Scheme.

(ii) The number of shares that may be issued upon the exercise of all the share options under the Cosco Group Employees' Share Option Scheme are 9,925,000.

12. Comparative figures of the group's borrowings and debt securities

(a) Amount repayable in one year or less, or on demand

As at 31/12/2001 (DD/MM/YYYY)		As at 30/06/2001 (DD/MM/YYYY)	
Secured	Unsecured	Secured	Unsecured
67,905,000	5,114,000	71,052,000	500,000

(b) Amount repayable after one year

As at 31/12/2001 (DD/MM/YYYY)		As at 30/06/2001 (DD/MM/YYYY)	
Secured	Unsecured	Secured	Unsecured

218,949,000	60,840,000	226,735,000	58,283,000

(c) Any other comments relating to Paragraph 12

Redeemable Convertible Cumulative Preference share capital and its related share premium amounting to $49,813,358.84 have been classified as unsecured long-term borrowings to conform with the Singapore Statement of Accounting Standard 32 (Financial Instruments : Disclosure and Presentation) which is effective for financial period beginning 1 October 2000.

BY ORDER OF THE BOARD

Mr Ji Hai Sheng
President
11/03/2002

COSCO INVESTMENT (SINGAPORE) LIMITED

Clarification on Books Closure Dates

The Board of Directors of Cosco Investment (Singapore) Limited ("the Company") wish to clarify that the Books Closure Dates fixed on 17 May 2002 to 19 May 2002 (both dates inclusive) and announced on 11 March 2002 in the unaudited full year financial statements relate to the First and Final Dividend to be paid to the holders of Ordinary shares.

The Books Closure Dates in respect of the Redeemable Convertible Cumulative Preference shares will be announced at a later date.

Submitted by Mr Ji Hai Sheng, President on 12/03/2002 (DD/MM/YYYY) to the SGX

COSCO INVESTMENT (SINGAPORE) LIMITED

Announcement Of Appointment Of Director And Resignation of Directors

Date of appointment:	18/03/2002 (DD/MM/YYYY)
Name:	Feng Jinhua
Age:	45
Country of principal residence:	People's Republic of China
Whether appointment is executive, and if so, the area of responsibility:	Non-executive Director
Working experience and occupation(s) during the past 10 years:	Section Manager of Accounting, Financial Department, COSCO Qingdao (1991) Deputy General Manager of Financial Department, COSCO Qingdao (1992) General Manager of Financial Department, COSCO Qingdao (1993 - 2000) Chief Financial Officer of COSCO Qingdao (2001) General Manager of Finance Division of China Ocean Shipping (Group) Company (2002)

Other directorships

Past (for the last five years)

None

Present

None

Shareholding in the listed issuer and its subsidiaries:	Nil
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:	None
Conflict of interest:	None

Declaration by a Director, Executive Officer or Controlling Shareholder as Required (Per Appendix 15)

If the answer to the following is "Yes", please provide full details. If "No", please so indicate.

1(a) **Were you in the last 10 years involved in a petition under any bankruptcy laws in any jurisdiction filed against you ?**
○ Yes ● No

1(b) **Were you in the last 10 years a partner of any partnership involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a partner?**
○ Yes ● No

1(c) **Were you in the last 10 years a director or an executive director of any corporation involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a director or executive officer ?**
○ Yes ● No

2. **Are there any unsatisfied judgements outstanding against you ?**
○ Yes ● No

3. **Have you been convicted of any offence, in SIngapore or elsewhere, involving fraud or dishonesty punishable with imprisonment for 3 months or more, or charged for violation of any securities laws? Are you the subject of any such pending criminal proceeding ?**
○ Yes ● No

4. **Have you at any time been convicted of any offence, in Singapore or elsewhere, involving a breach of any securities or financial market laws, rules or regulations ?**
○ Yes ● No

5. **Have you received judgment against you in any civil proceeding in Singapore or elsewhere in the last 10 years involving fraud, misrepresentation or dishonesty? Are you the subject of any such pending civil proceeding ?**
○ Yes ● No

6. **Have you been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?**
○ Yes ● No

7. **Have you ever been disqualified from acting as a director of any company, or from taking part in any way directly or indirectly in the management of any company?**
○ Yes ● No

8. **Have you been the subject of any order, judgement or ruling of any court of competent jurisdiction, tribunal or governmental body permanently or temporarily enjoining you from engaging in any type of business practice or activity ?**
○ Yes ● No

9. **Have you , to your knowledge, in SIngapore or elsewhere, been concerned with the management or conduct of affairs of any company or partnership which has been investigated by an inspector appointed under the provisions of the Companies Act, or other securities enactments or by any other regulatory body in connection with any matter involving the company partnership occurring or arising during the period when you were so concerned with the company or partnership?**
○ Yes ● No

The Board of Directors of Cosco Investment (Singapore) Limited ("the Company") also wishes to announce the resignation of Mr Lin Li Bing as a director of the Company with effect from 18 March 2002.

Consequently, the appointment of Mr Ji Ju Sheng as alternate director to Mr Lin Li Bing was revoked on the same day.

Submitted by Mr Ji Hai Sheng, President on 18/03/2002 (DD/MM/YYYY) to the SGX

COSCO INVESTMENT (SINGAPORE) LIMITED

Announcement Of Appointment Of Alternate Director

Date of appointment:	18/03/2002 (DD/MM/YYYY)
Name:	Ji Ju Sheng
Age:	60
Country of principal residence:	People's Republic of C
Whether appointment is executive, and if so, the area of responsibility:	Non-executive Alternate Director to Mr Feng Jinhua
Working experience and occupation(s) during the past 10 years:	Chief of COSCO Mediterranean Container Co-ordination Centre in Barcelona, Spain (September 1990 - 1994) Deputy Manager of CTD 2 of COSCO Container Lines in Beijing (1994 - December 1995) Manager of Overseas Department of China Ocean Shipping (Group) Company (1996 - December 1997) General Manager of Freightworld Pte Ltd in Singapore (December 1997 - present)

Other directorships

Past (for the last five years)

Alternate director to Mr Zhang Yong Jian (December 1999 - April 2001)
Alternate director to Mr Lin Li Bing (April 2001 - March 2002)

Present

Alternate Director
Cosco Holdings (Singapore) Pte Ltd
(6 December 1999 - present)

Shareholding in the listed issuer and its subsidiaries:	Nil
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:	Husband of Alternate Director, Mdm Xin Guan Wan
Conflict of interest:	None

Declaration by a Director, Executive Officer or Controlling Shareholder as Required (Per Appendix 15)

If the answer to the following is "Yes", please provide full details. If "No", please so indicate.

1(a) Were you in the last 10 years involved in a petition under any bankruptcy laws in any jurisdiction filed against you ?

○ Yes ● No

1(b) **Were you in the last 10 years a partner of any partnership involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a partner?**
○ Yes ● No

1(c) **Were you in the last 10 years a director or an executive director of any corporation involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a director or executive officer ?**
○ Yes ● No

2. **Are there any unsatisfied judgements outstanding against you ?**
○ Yes ● No

3. **Have you been convicted of any offence, in SIngapore or elsewhere, involving fraud or dishonesty punishable with imprisonment for 3 months or more, or charged for violation of any securities laws? Are you the subject of any such pending criminal proceeding ?**
○ Yes ● No

4. **Have you at any time been convicted of any offence, in Singapore or elsewhere, involving a breach of any securities or financial market laws, rules or regulations ?**
○ Yes ● No

5. **Have you received judgment against you in any civil proceeding in Singapore or elsewhere in the last 10 years involving fraud, misrepresentation or dishonesty? Are you the subject of any such pending civil proceeding ?**
○ Yes ● No

6. **Have you been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?**
○ Yes ● No

7. **Have you ever been disqualified from acting as a director of any company, or from taking part in any way directly or indirectly in the management of any company?**
○ Yes ● No

8. **Have you been the subject of any order, judgement or ruling of any court of competent jurisdiction, tribunal or governmental body permanently or temporarily enjoining you from engaging in any type of business practice or activity ?**
○ Yes ● No

9. **Have you , to your knowledge, in SIngapore or elsewhere, been concerned with the management or conduct of affairs of any company or partnership which has been investigated by an inspector appointed under the provisions of the Companies Act, or other securities enactments or by any other regulatory body in connection with any matter involving the company partnership occurring or arising during the period when you were so concerned with the company or partnership?**
○ Yes ● No

Submitted by Mr Ji Hai Sheng, President on 18/03/2002 (DD/MM/YYYY) to the SGX

